EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and six months ended June 30, 2009 and 2010 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and six months ended June 30, 2009 and 2010, in thousands except for earnings per share:

	Three months		Six months
	Ended June 30,		Ended June 30,
	2009	2010	2009	2010
Net income	$2,034	$2,299	$4,388	$5,073
Net income allocated to non-vested share awards	(75)	(88)	(151)	(189)
Preferred stock dividend	(4)	(3)	(7)	(7)

Undistributed earnings available to common stockholders	$1,955	$2,208	$4,230	$4,877

Weighted average number of common shares outstanding for basic EPS computation	17,119	17,504	17,235	17,472
Effect of dilutive securities:
Stock options	260	248	175	235

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,379	17,752	17,410	17,707

Basic earnings per common share:
Net earnings	$0.12	$0.13	$0.24	$0.28
Allocation of earnings to non-vested share awards	—	—	0.01	0.01

Total	$0.12	$0.13	$0.25	$0.29

Diluted earnings per common share:
Net earnings	$0.12	$0.13	$0.24	$0.28
Allocation of earnings to non-vested share awards	—	—	0.01	0.01

Total	$0.12	$0.13	$0.25	$0.29

     Effective January 1, 2009, the accounting for unvested share-based payment awards included in the calculation of earnings per share changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.
     Options to purchase 0.3 and 0.7 million shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2009, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     Options to purchase 0.2 million shares were not included in the computation of diluted earnings per share for the six months ended June 30, 2010, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares. The amount of shares not included in the computation of diluted earnings per share for the three months ended June 30, 2010 was immaterial.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.